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                          SIGHTSOUND.COM INCORPORATED
                        733 Washington Road, Suite 400
                             Mt. Lebanon, PA 15228
                              September 25, 2000

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

                  Re:   SightSound.com Incorporated
                        Request to Withdraw Registration Statement on Form S-1, as amended Registration No. 333-35322

Ladies and Gentlemen:

     SightSound.com Incorporated, a Delaware corporation (the "Company"), hereby requests pursuant to Rule 477 under the Securities Act of 1933, as amended, to withdraw from registration the Registration Statement on Form S-1, including all amendments and exhibits thereto (the "Registration Statement") (Registration No. 333-35322), originally filed by the Company with the Securities and Exchange Commission (the "Commission") on April 21, 2000, and thereafter amended. This application has been filed because the Company's Board of Directors does not believe that the public markets would favorably respond to an initial public offering of the Company's securities at the current time. The Registration Statement was not declared effective by the Commission and none of the Company's securities were sold pursuant to the Registration Statement.

     The Company requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph(a) of Rule 477.

     Please provide the Company with a copy of the order granting withdrawal of the Registration Statement as soon as it is available.
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Securities and Exchange Commission
Division of Corporation Finance
September 21, 2000
Page Two

     If you have any questions regarding this request for withdrawal, please contact John Hempill of Morrison & Foerster LLP, counsel for the Company, at
(212) 468-8082.


                                      SightSound.com Incorporated
                                      By:  /s/ Scott C. Sander
                                        ----------------------------
                                          Scott C. Sander
                                          President and Chief Executive Officer

cc:  Max Webb (Securities and Exchange Commission)
     John Hempill (Morrison & Foerster LLP)
     Adam Turtletaub (Wilkie, Farr & Gallagher)